

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 17, 2018

Via E-mail
Daniel Kunz
Chief Executive Officer
Gold Torrent (Canada) Inc.
960 Broadway Avenue, Suite 530
Boise, Idaho 83706

> **Re:** **Gold Torrent (Canada) Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed January 10, 2018**
> **File No. 333-221123**

Dear Mr. Kunz:

We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2018 letter.

Description of Properties page 74

1. We note your response to comment 2 and your revised disclosure on page 70. Please disclose if you have prepared revised NPV and IRR numbers based on the increased capital requirements and, if materially different than the numbers in your filing, revise to include these numbers in your filing.

You may contact John Coleman at (202) 551-3610 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Andrew J. Bond
       Davis Wright Tremaine LLP